UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-51017

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GLADOWSKY CAPITAL MANAGEMENT CORP.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18 MANOR ROAD
(No. and Street)

SMITHTOWN	NEW YORK	11787
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JASON GLADOWSKY	631-360-7200	JASON@GLADOWSKY.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY	HAPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JASON GLADOWSKY , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLADOWSKY CAPITAL MANAGEMENT CORP. , as of 12/31 , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALISON GLADOWSKY
Notary Public, State of New York
No. 02GL6093958
Qualified in Suffolk County Commission
Expires 07/14/2023

_____
Notary Public

Signature:
_____

Title:
PRESIDENT _____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Gladowsky Capital Management Corp.

Statement of Financial Condition
As of and for the year ended December 31, 2022
[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934]

PUBLIC DOCUMENT

GLADOWSKY CAPITAL MANAGEMENT CORP.

Table of Contents
December 31, 2022

Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
Gladowsky Capital Management Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gladowsky Capital Management Corp. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Gladowsky Capital Management Corp. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on Gladowsky Capital Management Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Gladowsky Capital Management Corp.'s auditor since 2022.

Hauppauge, New York
February 28, 2023   *Nawrocki Smith LLP*

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$294,150
Deposit with clearing broker	100,000
Prepaid expenses	5,939
Equipment, furniture, and fixtures and leasehold improvements-net	24,285
Advances to defined benefit pension plan	5,245
	$429,619

Liabilities and Stockholders' Equity
Liabilities

Accounts payable and accrued expenses	$85,329

Stockholders' Equity

Common stock, no par value, 200 shares authorized, issued and outstanding	20,000
Additional paid-in capital	274,570
Retained earnings	49,720
	344,290
	$429,619

The accompanying notes are an integral part of this financial statement.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Notes to Financial Statements
December 31, 2022

1. **Organization and Business**

   Gladowsky Capital Management Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Company provides investment advisory services on a fee basis computed as a percentage of assets under management and earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker.   All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3 in accordance with Rule 15c3-3(k)(2)(ii).

   The Company was incorporated on January 16, 1997 under the laws of the State of New York and maintains an office in Smithtown, New York.

2. **Summary of Accounting Policies**

   a. **Basis of Presentation**

      The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   b. **Cash and Cash Equivalents-**The Company considers all short-term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

   c. **Securities Transactions-**Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled.

   d. **Equipment, Furniture, Fixtures and Leasehold Improvements-**Equipment, furniture and fixtures, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed.

   e. **Lease Accounting -** The Company complies with FASB ASC, 842, Leases. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line

basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term.

f. **Credit Losses –** The Company complies with FASB ASC, 326, Financial Statements. The Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the guidance.

g. **Income Taxes -** The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under applicable federal and New York State statues. Accordingly, the Company is treated for federal and New York State income tax purposes as a flow through entity, instead of as a corporation. In lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. The Company files federal and New York State income tax returns, and the earliest tax year that is subject to examination by these taxing authorities is 2018. The Company complies with FASB ASC 740, Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company did not have material unrecognized tax benefits as of December 31, 2022 and does not expect this to change significantly over the next twelve months. As of December 31, 2022, the Company has no accrued interest or penalties related to uncertain tax positions.

h. **Use of Estimates-**The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. Actual results could differ from those estimates.

3. **Deposit with Clearing Broker**
The clearing and depository operations for the Company's and customers' securities transactions are provided by a clearing broker pursuant to a clearance agreement. At December 31, 2022, the deposit with clearing broker is the required clearing deposit of $100,000 to be maintained at the clearing broker.

4. **Fair Value Measurements of Investment in Securities**
Securities are recorded at fair value in accordance with ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to

sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1-Pricing inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access.
Level 2-Pricing inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3-Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As of December 31, 2022, there were no securities owned by the Company.

5. **Equipment, Furniture and Fixtures, and Leasehold Improvements**
Equipment, furniture and fixtures, and leasehold improvements are stated at cost and their estimated useful lives are summarized as follows:

Equipment-office and data processing	$151,992	5-7 Years
Furniture and fixtures	175,853	5-10 Years
Leasehold improvements	25,167	5 Years
	353,012	
Less: Accumulated depreciation and amortization	328,727	
	$24,285	

6. **Employee Benefit Plan**
As of January 1, 2021 the Company retired its original defined contribution retirement plan. As of January 1, 2021 the Company established an integrated retirement plan that includes a 401k plan, a profit sharing plan and a defined benefit cash balance component.

The 401K and the profit sharing plans cover all employees who meet the eligibility requirements. Employees may contribute a percentage of their eligible compensation up to the maximum allowable by law. The Company may make discretionary contributions to both the

401K and profit sharing plans. The Company contributed $35,985, in the aggregate, for the year ended December 31, 2022 to the 401K and profit sharing plans.

The Company has established a cash balance defined benefit pension plan effective January 1, 2021, covering substantially all its employees. The benefits are based on years of service. The Company's funding policy is to contribute an amount not less than the Employee Retirement Income Security Act of 1974 ("ERISA") minimum funding requirement and not more than the maximum that would be deductible for a taxable corporation. The actuarial method used at December 31, 2022 is the market value method.

a. Plan assets of $415,735 at December 31, 2022 consist of cash and cash equivalents. The following provides a reconciliation of the pension benefit obligation and fair value of plan assets for 2022 and a statement of the funded status as of December 31, 2022 (the measurement date):

Change in Benefit Obligation		
Benefit obligation - January 1, 2022	$	196,800
Service cost		213,690
Benefit Obligation - December 31, 2022	$	410,490
Change in Plan Assets		
Fair value of plan assets - January 1, 2022	$	282,082
Actual return on assets		(46,347)
Employer contribution		180,000
Fair value of plan assets - December 31, 2022	$	415,735
Funded Status - at December 31, 2022	$	5,245

b. The following provides the amounts recognized in the statement of financial condition, components of pension expense, and weighted average assumption:

Amounts Recognized in the Statement of Financial Condition		
As an asset at December 31, 2022	$	5,245
Net Periodic Pension Cost	$	213,960
Interest	$	9,840
Weighted Average Assumptions		
Interest crediting rate		5.0%

c. *Cash Flows* - Contributions for year 2023 are expected to approximate $280.000.

Expected benefit payments, which reflect expected future service, as appropriate, are as follows:

For the Years Ending December 31,	
2023	$ 0
2024	0
2025	0
2026	18,985
2027	0
2028 - 2032	0

d. **Basis Used to Determine Long-Term Rate of Return on Assets** - Expected long-term return on plan assets is determined by applying historical average investment returns from published indexes relating to the current allocation of assets in the portfolio.

e. **Description of Investment Policies and Strategies** - The plan's goal is to achieve a balanced approach to prudently maximize total return for the long-term by investing in equity investments, intermediate-term fixed income securities (which may include government treasuries and agencies), mortgage-backed securities, corporate securities, money market investments, and mutual funds.

f. **Assets at Fair Value** - The table below provides the fair values of the Company's pension plan assets at December 31, 2022 by category. The table also identifies the level of inputs used to determine the fair value of assets in each category. See Note 4 for definition of levels.

	Level 1	Level 2	Level 3	Total
Assets at Fair Value				
Cash and cash equivalents	$ 415,735	$ -	$ -	$ 415,735
Total Assets at Fair Value	$ 415,735	$ -	$ -	$ 415,735

7. **Concentration**

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Cash in banks is insured by the FDIC up to the standard maximum deposit insurance of $250,000 per institution. The Company has not experienced any losses to date.

8. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. At

December 31, 2022, the Company had net capital, as defined, of $304,834 which was $298,345 in excess of its required net capital of $5,689. The Company's net capital ratio was 0.28.

9. **Off-Balance Sheet Risk**
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for the indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

10. **Subsequent Events**
The Company's management has evaluated subsequent events through February 28, 2023 the date the financial statements were available to be issued, noting no matters requiring disclosure or recognition in these financial statements.